CADE approves acquisition of MAP

São Paulo, January 3, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), in addition to the Material Fact disclosed on June 8, 2021 regarding the acquisition of MAP Transportes Aéreos Ltda. by the Company ("Transaction"), informs that, on December 30, 2021, the General Superintendency of the Administrative Council for Economic Defense ("CADE") issued the Order SG No. 1929/2021 (“Order”) approving the Transaction without restrictions. In accordance with applicable law, the approval decision will become final within 15 calendar days from its publication, with no third-party appeal or summons by the CADE Court. The Order and other documents of public nature about the analysis carried out by CADE may be accessed at the autarchy's electronic address (www.cade.gov.br).

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About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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